IMAGE PROTECT, INC.

April 26, 2017

Via Edgar

Jan Woo

Legal Branch Chief

Offic of Information Technologies and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Image Protect, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed March 21, 2017

File No. 024-10553

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 10, 2017 concerning Image Protect, Inc. (the “Company”) and the offering statement on Form 1-A referenced above.

Summary

The Offering, page 4

1.	You disclose in this section that you are offering a maximum of 66,666,666 shares. On the Cover Page, however, you indicate that the maximum offering amount is 40,000,000 shares. You also disclose on page 25 that you are offering up to 20,000,000 shares. Please reconcile throughout.

We have reconciled throughout.

2.	Regarding your statement in this section that Blackbridge Capital, LLC agreed to purchase up to $1,000,000 of shares in this offering, please tell us why you believe that Blackbridge is not acting as an underwriter. Also tell us whether Blackbridge is obligated to buy any shares in this offering in light of Section 1.g. of the Securities Purchase Agreement in Exhibit 1.1, which required you to file a Form 1-A within three months of execution of the Agreement.

Per the advice of counsel and mutual agreement with Blackbridge, we have canceled the Securities Purchase Agreement in its entirety. If Blackbridge wishes to participate as a subscriber to the offering upon qualification, they may do so at their own discretion and the Company may accept or deny the same at its discretion. Neither party shall have any obligation beyond those described generally within the offering circular. As such, we have removed all references to Blackbridge from the amendment.

IMAGE PROTECT, INC.

Index to Unaudited Financial Statements, page F-1

3.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

We have updated the financials to include the most recent quarter and have included such changes in the amendment reflecting the updated financials.

Please note that we have additionally updated the offering to properly disclosure subsequent events and a clarification on the debts owed to related parties. We have also made a few typographical corrections.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Lawrence Adams

Lawrence Adams

Chief Executive Officer, Director

cc:	William Eilers, Eilers Law Group, P.A.